UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thornton, John L.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
2. Issuer Name and Ticker or Trading Symbol
   Ford Motor Company
   F(Common), F.PR(Series A Pref.), F.PRB (Series B Pref.)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/28/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |10,400             |D     |                           |
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Common Stock               |2/2/98|P   | |1,000             |A  |$51.50     |                   |I     |01                         |
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Common Stock               |2/10/9|P   | |100               |A  |$53.3125   |                   |I     |01                         |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/10/9|S   | |100               |D  |$52.875    |                   |I     |01                         |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/12/9|S   | |6,550             |D  |$53.3573   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/12/9|P   | |200               |A  |$53.125    |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/12/9|P   | |1,100             |A  |$53.6875   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/12/9|P   | |1,050             |A  |$53.8125   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/12/9|P   | |1,100             |A  |$52.9375   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/12/9|P   | |3,100             |A  |$53.25     |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/23/9|S   | |5,000             |D  |$55.2825   |-0-                |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |43.2               |I     |03                         |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Ford Stock Equivalents|04      |     |    | |           |   |04   |04   |Common Stock|1,600  |       |1,600       |D  |            |
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Ford Stock Units      |05      |     |    | |           |   |05   |05   |Common Stock|3,087  |       |3,087       |D  |            |
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Equity Swap (obligatio|$51.1698|2/6/9|P/K | |1          |A  |5/11/|5/11/|Common Stock|35,578 |07     |1           |I  |06          |
n to buy) (07)        |5577    |8    |    | |           |   |98   |98   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
01: The Reporting Person is a managing director of Goldman Sachs International ("GSI") and a member of the executive committee of Goldman, Sachs & Co. (alone and together with its affiliates, "Goldman Sachs"). The shares reported herein as indirectly owned were purchased or sold by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
02: The transactions reported herein were part of baskets which did not meet the requirements for exemption as outlined by the Securities and Exchange Commission. The subsequent purchases and sales of these shares were part of approved baskets and therefore not
reported.
03: The Reporting Person is a managing director of GSI and a member of the executive committee of Goldman,
Sachs & Co. Goldman Sachs and The Goldman Sachs Group, L.P. ("GSG") may be deemed to own beneficially and indirectly 43.2 shares of Common Stock which are beneficially and directly owned by the Greene Street Exchange
Fund, L.P. ("Greene Street"). Goldman Sachs is the investment manager of Greene Street. An affiliate of Goldman
Sachs and GSG is the general partner of Greene Street. GSG is the 99% general partner of Goldman, Sachs & Co.
 The 43.2 shares reported herein as indirectly beneficially owned by GSG and Goldman Sachs represent GSG's pecuniary interest in the shares of the Issuer owned by Greene Street. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.
04: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee
Directors without payment by me. In general, 400 of these Ford Stock Equivalents will be converted and distributed to me, without payment, in shares of Common Stock on June 1 of each of the four years commencing 6/1/98.
05: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee
Directors. In general, these Ford Stock Units will be converted and distributed to me, without payment, in cash, on
January 10th of the year following termination of Board Service, based upon the then current market value of a share of Common Stock.
06: The Reporting Person is a managing director of GSI and a member of the executive committee of Goldman,
Sachs & Co. GSG is the general partner of and owns a 99% interest in Goldman, Sachs & Co. An affiliate of GSG is the investment adviser to Goldman Sachs Global Alpha Fund, L.P. ("GS Global Alpha"), and an indirect wholly owned subsidiary of GSG is the general partner of GS Global Alpha. GS Global Alpha is the party to the equity swap reported herein. GSG and the Reporting Person each disclaim beneficial ownership with respect to the equity swap except to the extent of their pecuniary interest therein. Without admitting any legal obligation, Goldman
Sachs will remit appropriate profits, if any, to the
Company.
07: The equity swap relates to a non-standardized basket of stocks. However, the following description relates solely to the effects of the Issuer Common Stock component of the basket (as if such component were a stand-alone equity swap) and disregards the effects of all other components of the basket. The 35,578 shares of
Common Stock reported herein represent GSG's pecuniary interest in the shares of Common Stock included in the basket. Under the equity swap, on May 11, 1998, GS Global Alpha will be entitled to receive a cash payment from the counterparty to the equity swap in an amount equal to the excess, if any, of (i) the product of the market value of 35,578 shares of the Common Stock on May 6, 1998 multipled by .999 (such amount being the "End Amount")
over (ii) the product of the exercise price set forth above multipled by 35,578 (such amount being the "Initial Price").
 If the Initial Price exceeds the End Amount, GS Global Alpha will be required to pay an amount equal to such excess to the counterparty. In addition, on May 11, 1998, the counterparty will pay to GS Global Alpha an amount equal to the total cash dividends with respect to 35,578 shares of Common Stock for which the ex-dividend date has occurred during the period from (but excluding) the trade date for the equity swap (February 6, 1998) to (and including) May 6, 1998. During the term of the swap, GS Global Alpha will pay to the counterparty "interest" on the
Initial Price at a rate equal to three-month LIBOR minus a
spread.
SIGNATURE OF REPORTING PERSON
By:  s/ Hans L. Reich Attorney-in-fact
DATE
March 9, 1998